Resignation Letter of Taiji Ito as CEO

December 12, 2023

Board of Directors
Aerwins Technologies Inc.
SHIBA KOEN ANNEX 6 F, 1-8,, SHIBA KOEN 3-CHOME,
MINATO-KU, TOKYO, Japan, 105-0011

Dear Board Members,

I am writing to formally resign from my position as Chief Executive Officer of Aerwins Technologies Inc., effective December 12, 2023.

Sincerely,

Taiji Ito